SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

Keystone Consolidated Industries, Inc.
 (Name of Subject Company)
_______________

Keystone Consolidated Industries, Inc.
(Name of Person Filing Statement)
_______________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422307
(CUSIP Number of Class of Securities)

Bert E. Downing, Jr.
Vice President, Chief Financial Officer
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas 75240
(972) 458-0028
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

(a)  Name and Address

The name of the subject company is Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697.  The telephone number of the Company at its principal executive offices is (972) 458-0028.

(b)  Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.01 per share (“Common Stock”).  As of February 9, 2011, there were 12,500,000 shares of Common stock issued, of which 12,101,932 shares of Common Stock were outstanding.

Item 2.  Identity and Background of Filing Person.

(a)  Name and Address

The person filing this Statement is the Company.  The Company’s name, business address and business telephone number are set forth in Item 1(a) above and incorporated by reference into this Item 2(a).

(b)  Tender Offer

This Statement relates to the tender offer by Contran Corporation, a Delaware corporation (“Contran”), as disclosed in a Tender Offer Statement on Schedule TO filed by Contran (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2011, to purchase up to 2,600,000 shares of Common Stock at a purchase price of $6.50 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”).  As set forth in the Schedule TO, the principal executive offices of Contran are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697, and the telephone number at such address is (972) 233-1700.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference or described in the Offer to Purchase, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Contran or its executive officers, directors or affiliates.  The description of agreements and transactions set forth in Section 10 of the Offer to Purchase is incorporated by reference herein.

Stockholders should be aware that certain directors of the Company have interests in the Offer which are described in this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer.  Certain directors or executive officers of Contran or its affiliates also serve as directors or executive officers of the Company.  The Company’s chairman, Glenn R. Simmons, is also a director of Contran and other Contran subsidiaries.  Additionally, Steven L. Watson, another Company director, is a director and President of Contran, and is also a director and officer of other Contran subsidiaries.  Messrs. Simmons and Watson abstained from voting on any determinations by the Company’s board of directors (the “Company Board”) relating to the Offer.

Contran currently controls the Company.  According to the Offer to Purchase, Contran beneficially owns 7,462,230 shares of Common Stock, which represents approximately 61.7% of the outstanding shares.  If Contran were to purchase in the Offer all 2,600,000 shares of Common stock it is seeking to purchase, then, after completion of the Offer, Contran would beneficially own 10,062,230 shares of Common Stock, which would represent approximately 83.1% of the outstanding shares.  Further, the wife of Contran’s chairman, Harold C. Simmons, beneficially owns 13,457 shares of Common Stock, which represents approximately 0.1% of the outstanding shares.  Mr. Harold Simmons may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Contran and Mrs. Simmons.  Accordingly, Mr. Harold Simmons may be deemed to beneficially own approximately 61.8% of the outstanding shares and therefore Mr. Harold Simmons may be deemed to control the Company.  If Contran were to acquire all 2,600,000 shares of Common Stock it seeks to acquire in the Offer, Mr. Harold Simmons would be deemed to beneficially own approximately 83.3% of the outstanding shares and Mr. Harold Simmons would continue to be deemed to control the Company following completion of the Offer.

Item 4.  The Solicitation or Recommendation.

(a)  Recommendation of the Company Board

The Company Board is expressing no opinion as to whether the Company’s stockholders should tender their shares of Common Stock pursuant to the Offer and is remaining neutral as to the Offer.  The Company Board has made no determination whether the Offer is fair to and in the best interest of the Company’s stockholders, and is making no recommendations regarding whether the Company’s stockholders should accept the Offer and tender their shares of Common Stock.  Consequently, the Company Board urges each holder to make its own decision regarding the Offer based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to the Company’s prospects and outlook, the matters considered by the Company Board, as noted below, and any other factors that the stockholder deems relevant to its investment decision.  Stockholders are specifically urged to take note of the fact that the Company has yet to issue preliminary earnings regarding its fourth quarter and full year 2010, which preliminary results are expected to be filed by the Company on a Current Report on Form 8-K with the SEC through which it furnishes such preliminary results in mid February 2011.  The Company urges each stockholder to familiarize itself with the contents of such preliminary results before making any decision regarding the Offer.

(b)  Background and Reasons for the Recommendation of the Company Board

On January 24, 2011, in a conversation between Bert E. Downing, Jr., the Company’s Chief Financial Officer, and a number of Contran employees, it was indicated to Mr. Downing that Contran was considering increasing its holdings in the Company and was contemplating commencing a tender offer to effect such increase.  This conversation was entered into to determine the likely timing for the issuance by the Company of a preliminary earnings release for the fourth quarter of 2010, and to confirm that such release of preliminary earnings would occur prior to the expiration of the potential tender offer.

On January 28, 2011, Mr. Watson telephoned the two members of the Company Board who are not members of the Contran board of directors (Dr. Thomas E. Barry and Donald P. Zima), and informed them that Contran would be commencing the Offer pursuant to which Contran would be seeking to acquire up to 2,600,000 shares of Common Stock.  Mr. Watson informed Dr. Barry and Mr. Zima that there would be certain matters that the Company Board would need to consider, and that Sandra K. Myers, the Company’s corporate secretary, and Mr. Downing would coordinate directly with them regarding these matters.

On February 1, 2011, Contran commenced the Offer with the publication of a newspaper advertisement and the filing of the Schedule TO with the SEC.

On February 9, 2011, the Company Board met with management to deliberate and review and consider the Offer with the intention of evaluating its relative merits and formulating a recommendation to the Company’s stockholders regarding the Offer.  At the meeting, the Company Board reviewed and considered the terms and conditions of the Offer as disclosed in the Offer to Purchase, including: the proposed timeline for the Offer; the percentage of the shares of Common Stock sought to be acquired by Contran in the Offer; the opportunity for stockholders to sell at a premium to market for cash shares of Common Stock that trade on a limited basis; the fact that Contran had indicated its intent to hold the shares for investment purposes; the fact that Contran currently controls the Company and had indicated that its intent in seeking to acquire additional shares of Common Stock pursuant to the Offer was because Contran would like to increase its holdings in the Company for investment purposes as well as to include the Company in its consolidated U.S. federal income tax group (the “Contran Tax Group”) in order to achieve certain income tax efficiencies; the potential proration mechanism of the Offer in the event of oversubscription; the effect on the liquidity and the market value of the remaining shares of Common Stock held by the public if Contran were to acquire all 2,600,000 shares it is seeking to acquire pursuant to the Offer; and the circumstances under which the Offer could be extended or other terms and conditions of the Offer could be changed.  Management also reviewed with the Company Board recent Common Stock price performance and trading activity, the impact of the Offer Price and the Offer on the market price of the Common Stock and certain factors influencing the current market price of the Common Stock.  Management then reviewed with the Company Board its assessment of the Offer.  During the course of these deliberations, the Company Board’s considerations included, but were not limited to, the factors set forth below. The Company Board then considered the Company’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination above.  After a discussion concerning the Company’s response on Schedule 14D-9, and with Messrs. Glenn Simmons and Watson abstaining from voting, the Company Board authorized management of the Company to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in which the Company would remain neutral with respect to the Offer.

The Company Board considered a variety of factors in determining not to express an opinion and instead to remain neutral with respect to the Offer, including the reasons set forth below:

•	the Company is currently controlled by Contran and will continue, after the Offer, to be controlled by Contran;
•
according to the Offer to Purchase, Contran beneficially owns 7,462,230 shares of Common Stock, which represents approximately 61.7% of the outstanding shares and if Contran were to purchase in the Offer all 2,600,000 shares of Common Stock it is seeking to purchase, then, after completion of the Offer, Contran would beneficially own 10,062,230 shares of Common Stock, which would represent approximately 83.1% of the outstanding shares;

•
Contran has stated that its intention is to acquire the shares of Common Stock to be acquired pursuant to the Offer (approximately 21.4% of the outstanding shares of Common Stock) for investment purposes as well as to include the Company in the Contran Tax Group in order to achieve certain income tax efficiencies;

•
holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares, including any potential future earnings growth of the Company and any subsequent increase in the market value of Common Stock;

•
based on the per share closing price of $5.25 of Common Stock on the OTC Bulletin Board on January 31, 2011, the last trading day before the commencement of the Offer, the implied premium reflected in the Offer Price was 23.8%;

•	the opportunity for stockholders to sell at a premium to market for cash shares of Common Stock that normally trade on the OTC Bulletin Board on a limited basis;
•	the Company intends to issue preliminary earnings regarding its fourth quarter and full year 2010 in mid February 2011; and
•
the effect on the liquidity and the market value of the remaining shares of Common Stock held by the public if Contran were to acquire all 2,600,000 shares it is seeking to acquire pursuant to the Offer.

The description above is not exhaustive but summarizes the material factors considered by the Company Board.  In view of the variety of factors and the amount of information considered, the Company Board did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the Company Board is not expressing an opinion and is remaining neutral with respect to the Offer, it is expressing no view, and should not be interpreted as expressing a view as to the position the Company Board would take with respect to any effort by Contran or any other person to take any actions to further increase its holdings in the Company.

(c)  Intent to Tender

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by them in the Offer.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

There are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

Appraisal Rights.

There are no appraisal or dissenter’s rights available in connection with the Offer.

Parent and Purchaser’s Plans for the Company.

According to the Offer to Purchase, Contran is making the Offer because Contran would like to increase its holdings in the Company for investment purposes.  If Contran were to acquire all 2,600,000 shares of Common stock it is seeking to acquire in the Offer, Contran’s beneficial ownership of outstanding shares of Common Stock upon completion of the Offer would increase from approximately 61.7% of the outstanding shares to approximately 83.1%.  According to the Offer to Purchase, Contran is also making the Offer because Contran is seeking to include the Company in the Contran Tax Group.  If Contran were to acquire all 2,600,000 shares in the tender offer, the Company would become a member of the Contran Tax Group.  According to the Offer to Purchase, if the Company becomes a member of the Contran Tax Group:

•
Contran would aggregate taxable income or losses generated by the Company while it is included in the Contran Tax Group with the taxable income or losses generated by Contran and other members of the Contran Tax Group;

•
the Company would enter into a tax sharing agreement with Contran.  According to the Offer to Purchase, in accordance with such tax sharing agreement, Contran’s policy for intercompany allocation of income taxes provides that subsidiaries included in the Contran Tax Group compute their provision for income taxes on a separate company basis.  According to the Offer to Purchase, generally, subsidiaries make payments to or receive payments from Contran in the amounts they would have paid to or received from the Internal Revenue Service had they not been members of the Contran Tax Group.  The separate company provisions and payments are computed using the tax elections made by Contran; and

•
the Company would be jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which the Company is included in the Contran Tax Group.  However, Contran would also agree to indemnify the Company for any liability for income taxes of the Contran Tax Group in excess of the Company’s tax liability previously computed and paid in accordance with its tax allocation policy discussed above.

Certain Forward-Looking Statements.

This Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements in this Statement that are not historical in nature are forward-looking and are not statements of fact.  Forward-looking statements represent the Company’s beliefs and assumptions based on currently available information.  In some cases you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends.  Although the Company believes the expectations reflected in forward-looking statements are reasonable, it does not know if these expectations will be correct.  Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results.  Actual future results could differ materially from those predicted.  While it is not possible to identify all factors, the Company continues to face many risks and uncertainties.  Among the factors that could cause the Company’s actual future results to differ materially from those described herein are the risks and uncertainties discussed from time to time in the Company’s filings with the SEC including, but not limited to, the following:

•	Future supply and demand for the Company’s products (including cyclicality thereof),
•	Customer inventory levels,
•	Changes in raw material and other operating costs (such as ferrous scrap and energy),
•	The possibility of labor disruptions,
•	General global economic and political conditions,
•	Competitive products (including low-priced imports) and substitute products,
•	Customer and competitor strategies,
•	The impact of pricing and production decisions,
•	Environmental matters (such as those requiring emission and discharge standards for existing and new facilities),
•	Government regulations and possible changes therein,
•	Significant increases in the cost of providing medical coverage to employees,
•	The ultimate resolution of pending litigation, U.S. Environmental Protection Agency investigations and audits conducted by the Internal Revenue Service,
•	International trade policies of the United States and certain foreign countries,
•	Operating interruptions (including, but not limited to, labor disputes, fires, explosions, unscheduled or unplanned downtime and transportation interruptions),
•	The Company’s ability to renew or refinance credit facilities,
•	The ability of the Company’s customers to obtain adequate credit,
•	Any possible future litigation, and
•	Other risks and uncertainties as discussed in the Company’s filings with the SEC.

Should one or more of these risks materialize, if the consequences worsen, or if the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected.  The Company disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Additional Information and Where it Can be Found.

The Company files documents from time to time with the SEC.  These documents are available free of charge on the SEC’s website at http://www.sec.gov.  In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting Sandra K. Myers, corporate secretary, at Keystone Consolidated Industries, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697.

Item 9.  Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit Number	Description
(a)	None.
(e)(1)	Offer to Purchase dated February 1, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO) *
(g)	None.

* Previously mailed to the Company’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

Date: February 9, 2011                                                                           By: /s/ Bert E. Downing, Jr.
Name: Bert E. Downing, Jr.
Title:   Vice President, Chief Financial Officer, Corporate
              Controller and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
(a)	None.
(e)(1)	Offer to Purchase dated February 1, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO) *
(g)	None.

* Previously mailed to the Company’s stockholders.